                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K
                   ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1994

                         Commission File Number 1-977

             WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)

                      Westinghouse Electric Corporation
                   Westinghouse Building, 11 Stanwix Street
                       Pittsburgh, Pennsylvania  15222

         (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                          WESTINGHOUSE DE PUERTO RICO
                          ---------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                            FINANCIAL STATEMENTS AND
                            ------------------------
                             ADDITIONAL INFORMATION
                             ----------------------
                              DECEMBER 31, 1994
                              -----------------

                          WESTINGHOUSE DE PUERTO RICO
                          ---------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                               TABLE OF CONTENTS
                               -----------------
                               DECEMBER 31, 1994
                               -----------------

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1

Financial Statements:

      Statement of Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . . . .            2

      Statement of Changes in Net Assets Available for Benefits   . . . . . . . . . . . . . .            3

      Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4-9

Additional Information:*

      Schedule I -    Schedule of Assets Held for Investment Purposes   . . . . . . . . . . .           10

      Schedule II -   Schedule of Reportable Transactions   . . . . . . . . . . . . . . . . .        11-12



* Other Schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 9, 1995

To the Participants and Administrator of the Westinghouse de Puerto Rico Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Westinghouse de Puerto Rico Retirement Savings Plan (the Plan) at December 31, 1994 and 1993, and the related statements changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits for the years then ended is presented for purposes of additional analysis

June 9, 1995
To the Participants and Administrator of the Westinghouse de Puerto Rico Retirement Savings Plan
Page 2


rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1995
Stamp 1305556 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

                         WESTINGHOUSE DE PUERTO RICO
                         ---------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------
                            WITH FUND INFORMATION
                            ---------------------

                                                                      December 31, 1994
                                             ---------------------------------------------------------------------
                                               Fixed              Vanguard           Westingouse
                                               Income              Mutual           Common Stock
                                                Fund                Fund                Fund               Total
                                                ----                ----                ----               -----
Assets
- ------
Investments, at fair value:
  Vanguard Mutual fund                                            $342,745                              $  342,745
  Westinghouse Common Stock fund                                                      $210,809             210,809
                                                                  --------            --------          ----------
                                                                   342,745             210,809             553,554
Guaranteed insurance contracts               $2,915,971                                                  2,915,971
                                             ----------           --------            --------          ----------
Total investments                             2,915,971            342,745             210,809           3,469,525

Receivables:
  Accrued interest and dividends                                    6,105                   12               6,117
                                             ----------           --------            --------          ----------
Total assets available for benefits           2,915,971            348,850             210,821           3,475,642

Liabilities
- -----------
Accounts payable                                                     6,105               8,710              14,815
                                             ----------           --------            --------          ----------
Net assets available for benefits            $2,915,971           $342,745            $202,111          $3,460,827
                                             ==========           ========            ========          ==========

                                                                      December 31, 1993
                                             ---------------------------------------------------------------------
                                               Fixed              Vanguard           Westingouse
                                               Income              Mutual           Common Stock
                                                Fund                Fund                Fund               Total
                                                ----                ----                ----               -----
Assets
- ------
Investments, at fair value:
  Vanguard Mutual fund                                            $459,245                              $  459,245
  Westinghouse Common Stock fund                                                      $337,918             337,918
                                                                  --------            --------          ----------
                                                                   459,245             337,918             797,163
Guaranteed insurance contracts               $3,912,893                                                  3,912,893
                                             ----------           --------            --------          ----------
Total investments                             3,912,893            459,245             337,918           4,710,056

Receivables:
  Accrued interest and dividends                 23,397              6,372                  20              29,789
                                             ----------           --------            --------          ----------
Total assets available for benefits           3,936,290            456,617             337,938           4,739,845

Liabilities
- -----------
Accounts payable                                 23,393              6,091                                  29,484
                                             ----------           --------            --------          ----------
Net assets available for benefits            $3,912,897           $459,526            $337,938          $4,710,361
                                             ==========           ========            ========          ==========

  The accompanying notes are an integral part of these financial statements.

                          WESTINGHOUSE DE PUERTO RICO
                          ---------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------

                                                                                December 31, 1994
                                                    ---------------------------------------------------------------------------
                                                     Fixed          Vanguard          Westinghouse
                                                     Income          Mutual           Common Stock
                                                     Fund             Fund                Fund               Total
                                                     ----             ----                ----               -----
Additions to net assets attributed to:
  Investment income -
    Net appreciation (depreciation)
      in fair value of investments                               ($ 16,440)          ($ 20,156)        ($   36,596)
    Interest and dividends                     $  203,021           12,212               3,673             218,906
                                               ----------         --------            --------          ----------
        Total investment income                   203,021           (4,228)            (16,483)            182,310
  Contributions -
    Employer                                      264,758           36,139              18,497             319,394
    Participants                                  684,732           93,374              66,433             844,539
                                               ----------         --------            --------          -----------
        Total contributions                       949,490          129,513              84,930           1,163,933
                                               ----------         --------            --------          ----------
        Total additions                         1,152,510          125,285              68,447           1,346,243
                                               ----------         --------            --------          ----------
Deductions from net assets attributed to:
  Participants benefits upon termination
    of membership                                 245,926           37,469              39,458             322,853
  Hardship withdrawals                              1,901                                                    1,901
  Market value of shares distributed                                                     3,913               3,913
  Refund of employee contributions
  Administrative expenses                             832                                                      832
  Inter-fund transfers                             (8,470)          (7,465)             15,935
  Transfer of assets to other plans             1,909,249          212,061             144,968           2,266,278
                                               ----------         --------            --------          ----------
        Total deductions                        2,149,438          242,065             204,274           2,595,777
                                               ----------         --------            --------          ----------
    Net (decrease) increase                      (996,926)        (116,781)           (135,827)         (1,249,534)
Net assets available for benefits:
        Beginning of year                       3,912,897          459,526             337,938           4,710,361
                                               ----------         --------            --------          ----------
        End of year                            $2,915,971         $342,745            $202,111          $3,460,827
                                               ==========         ========            ========          ==========

                                                                                December 31, 1993
                                                    ---------------------------------------------------------------------
                                                     Fixed          Vanguard          Westinghouse
                                                     Income          Mutual           Common Stock
                                                     Fund             Fund                Fund               Total
                                                     ----             ----                ----               -----
Additions to net assets attributed to:
  Investment income -
    Net appreciation (depreciation)
      in fair value of investments                                $ 14,769            $  7,419          $   22,188
    Interest and dividends                     $  210,370           12,839               7,389             230,598
                                               ----------         --------            --------          ----------
        Total investment income                   210,370           27,608              14,808             252,786
  Contributions -
    Employer                                      542,221           57,025              44,748             643,994
    Participants                                1,349,122          168,880             146,139           1,664,141
                                               ----------         --------            --------          ----------
        Total contributions                     1,891,343          225,905             190,887           2,308,135
                                               ----------         --------            --------          ----------
        Total additions                         2,101,713          253,513             205,695           2,560,921
                                               ----------         --------            --------          ----------
Deductions from net assets attributed to:
  Participants benefits upon termination
    of membership                                 222,195           30,895               9,009             262,099
  Hardship withdrawals
  Market value of shares distributed                                                     4,204               4,204
  Refund of employee contributions                                   8,546              14,300              22,846
  Administrative expenses                           1,645                                                    1,645
  Inter-fund transfers                            (33,384)           1,117              32,267
  Transfer of assets to other plans                34,275            3,439               4,411              42,125
                                               ----------         --------            --------          ----------
        Total deductions                          224,731           43,997              64,191             332,919
                                               ----------         --------            --------          ----------
      Net (decrease) increase                   1,876,982          209,516             141,504           2,228,002
Net assets available for benefits:
        Beginning of year                       2,035,915          250,010             196,434           2,482,359
                                               ----------         --------            --------          ----------
        End of year                            $3,912,897         $459,526            $337,938          $4,710,361
                                               ==========         ========            ========          ==========

  The accompanying notes are an integral part of these financial statements.

              WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
              ---------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
- --------------------------------
The following brief description of the Westinghouse de Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
- -------
The Plan is a defined contribution plan effective as of January 1, 1992 for the purpose of providing a convenient way for eligible employees to accumulate capital on a regular and long-term basis, and to provide for the retirement of the eligible employees of the employing companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all the regular employees of Westinghouse de Puerto Rico, Inc., Westinghouse Electric Company, S.A. and several employees of Westinghouse Electric Corporation currently employed in Puerto Rico (the "Company"). Any employee working on a full-time basis for any of the latter employing companies is eligible for admission to the Plan.

Contributions
- -------------
Plan participants may elect to contribute from 1% to 4% of their regular wages or salaries to a Basic Allotment and from 1% to 4% extra to a Supplementary Allotment. The Company contributes an amount equal to 50% of the employee's contribution within the Basic Allotment percentages, not to exceed the lesser of 8% of total compensation or $7,000. The employee's election shall be effective for a minimum of one quarter.

Participant accounts
- --------------------
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The net income of the Plan is credited to the participants' accounts at the end of each quarter.

Investment options
- ------------------
Upon enrollment in the Plan, a participant may direct contributions in any of the following three investment options:

  Mutual Fund -        Funds are primarily invested in Vanguard Institutional
                       Index Fund, a open-end mutual fund

  Fixed Income Fund -  Funds are invested in guaranteed insurance contracts with insurance companies

  Company Stock Fund - Funds are invested in Common Stock of Westinghouse
                       Electric Corporation

Payment of benefits and vesting rights
- --------------------------------------
The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee's termination because of death, the entire credit balance is paid to the person or persons legally entitled thereto. In case of termination because of any reasons other than death, the participant is entitled to the balance as long as the participant has 3 or more years of eligible service or has contributed to the Plan since January 1, 1992. If the participant has less than 3 years of eligible service, and entered the Plan after January 1, 1992, he/she is entitled to receive only the amounts contributed less any withdrawals made.

Fees and expenses
- -----------------
All trustee's fees and most of the administrative expenses incurred in the management of the Plan are borne by Westinghouse de Puerto Rico, Inc.

Plan termination
- ----------------
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

NOTE 2 - SUMMARY OF MAJOR ACCOUNTING POLICIES:
- ---------------------------------------------
Basis of accounting
- -------------------
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
- -----------
The Westinghouse Common Stock Fund and the Vanguard Mutual Fund shares are presented at fair market value in the financial statements. Fair market value is determined by Bankers Trust Company (the "Trustee") based on quoted values as of the last day of the Plan year. The Fixed Income Fund, composed of guaranteed insurance contracts with insurance companies is presented at contract value, which approximates market value.

Contributions
- -------------
Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Measurement date
- ----------------
Purchases and sales of securities are recognized on the trade date.

Dividends
- ---------
Dividends on Mutual Fund shares and shares of the Corporation's common stock are credited to each participant's account, as appropriate, for shares held at the date of record.

Distributions and withdrawals
- -----------------------------
For the Mutual Fund and the Fixed Income Fund, employee distributions and withdrawals are paid in the form of cash. For the Common Stock Fund, they are paid in the form of securities, which are valued at market.

NOTE 3 - PAYABLES AND WITHDRAWALS IN PROCESS:
- --------------------------------------------
Withdrawals-in-process at December 31, 1994 and 1993, are not included in the respective years' statement of net assets available for benefits or the statement of changes in net assets available for benefits.
Withdrawals-in-process at December 31, were as follows:

                                                                           1994                 1993
                                                                           ----                 ----
         Fixed Income Fund                                               $44,039               $61,738
         Vanguard Mutual Fund                                                976                12,786
         Westinghouse Common Stock Fund                                      443                 8,768
                                                                         -------               -------
                                                                         $45,458               $83,292
                                                                         =======               =======

NOTE 4 - TAX STATUS:
- -------------------
The Company obtained a favorable determination letter from the Puerto Rico Department of the Treasury which qualifies the Plan as tax exempt under the Provisions of Section 165 (a) of the Puerto Rico Income Tax Act of 1954, and, accordingly, no provision for income taxes has been included in the Plan's financial statements.

Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.

NOTE 5 - INVESTMENT IN MASTER TRUST:
- -----------------------------------
For 1993, the Fixed Income Fund assets of the Plan were commingled with those of the Westinghouse Personal Investment and Savings Plan in a Master Trust arrangement. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets are commingled, Bankers Trust maintains records of contributions received and distributions made to the Master Trust for each participating plan. Investment income is allocated by Bankers Trust to each participating plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans at the beginning of each month.

Effective October 1994, the Fixed Income Fund assets of the Plan which were previously included in the Master Trust were transfered to the trust fund of Westinghouse of Puerto Rico, Inc.

The financial activity of the Master Trust, summarized below, is stated on the cash basis of accounting. The investment assets of the Master Trust are as follows:

                                                                                          December 31,
                                                                                              1993
                                                                                              ----
Investments, at fair value:
   Westinghouse Common Stock                                                             $  230,084,881
   Vanguard Mutual Fund                                                                     170,490,045
                                                                                         --------------
                                                                                            400,574,926
Fixed Income Fund                                                                         2,952,605,751
                                                                                         --------------
                                                                                         $3,353,180,677
                                                                                         ==============

The changes in investment assets of the Master Trust for the year ended December 31, 1993 are as follows:

                                                                                              1993
                                                                                              ----
Additions:
  Investment income:
    Net depreciation in fair value
      of investments:
        Westinghouse Common Stock Fund                                                  $    7,055,415
        Vanguard Mutual Fund                                                                 9,156,192
    Interest                                                                               211,988,339
    Dividends                                                                                7,108,178
                                                                                        --------------
                                                                                           235,308,124
  Contributions                                                                            332,530,938
  Transfers                                                                                 53,086,230
                                                                                        --------------

      Total additions                                                                      620,925,292
                                                                                        --------------
Deductions:
  Withdrawals                                                                              219,764,356
  Administrative expenses                                                                      857,365
                                                                                        --------------
      Total deductions                                                                     220,621,721
                                                                                        --------------
Net increase                                                                               400,303,571

Net assets available:
  Beginning of period                                                                    2,952,877,106
                                                                                        --------------
  End of period                                                                         $3,353,180,677
                                                                                        ==============

NOTE 6 - TRANSFERS OF ASSETS AND OTHER EVENTS:
- ---------------------------------------------
On January 31, 1994, the Distribution and Control Business Unit (DCBU), with approximately 1,300 plan participants', was sold to Eaton Corporation ("Eaton"). According to the purchase agreement between the parties, Westinghouse de Puerto Rico, Inc. had to transfer all the DCBU participant's account balances in the Plan as of the effective date of the sale.

On March 31, 1994 the Plan completed a partial transfer in the amount of $2,266,278 to Eaton's sponsored plan in connection to the divestiture of DCBU. This payment represented the employee and the Company contributions, plus the related investment income earned on the account balances as of December 31, 1993. By fund, the market values of the assets transferred as of December 31, 1993, were as follows:

         Fixed Income Fund                                                    $1,909,249
         Vanguard Mutual Fund                                                    212,060
         Westinghouse Common Stock Fund                                          144,968
                                                                              ----------
                                                                              $2,266,278
                                                                              ==========

A second asset transfer is expected during the second semester of 1995. According to an estimate prepared by the Plan's administrator, the amount of this transfer will be approximately $141,000, (representing the full account balances as of December 31, 1993 of participants' not included in the first asset transfer) plus the employee contributions, company match and related investment income for the month ended January 31, 1994.

NOTE 7 - SUBSEQUENT EVENTS:
- --------------------------
On March 27, 1995, the Plan completed the transfer of net assets in the amount of $94,827 to another sponsored plan in connection with the divestiture of the Westinghouse Electric Company Division (WESCO). By fund, the market value of the assets transferred as of December 31, 1994, were as follows:

         Fixed Income                                                            $89,767
         Vanguard Mutual Fund                                                      5,043
         Westinghouse Common Stock Fund                                               17
                                                                                 -------

                                                                                 $94,827
                                                                                 =======

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I
                                                                      ----------
                          WESTINGHOUSE DE PUERTO RICO
                          ---------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                        ITEM 27A FORM 5500 - SCHEDULE OF
                        --------------------------------
                      ASSETS HELD FOR INVESTMENT PURPOSES
                      -----------------------------------
                               DECEMBER 31, 1994
                               -----------------

 Description of asset                           Shares                    Cost               Market value
 --------------------                           ------                    ----               ------------
Mutual Fund:
    Vanguard Institutional
    Index Fund SH Ben Int                        7,930                  $338,921              $342,745
                                                                        ========              ========
Westinghouse Common Stock:
    BT Pyramid Directed
      Account Cash Fund                          -                         8,721                 8,721
    Westinghouse Electric
    Corporation Common Stock                    16,497                   238,567               202,088
                                                                        --------              --------
    Fund total                                                          $247,288              $210,809
                                                                        ========              ========

Fixed Income Fund:
    Westinghouse Consolidated
      GIC Fund                                 286,608                $2,868,919            $2,915,971
                                                                      ==========            ==========

                                                          ADDITIONAL INFORMATION
                                                                     SCHEDULE II
                                                                     -----------
                         WESTINGHOUSE DE PUERTO RICO
                         ---------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------

          ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
          ---------------------------------------------------------
        INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON
        -------------------------------------------------------------
                          FROM 01/01/94 TO 12/31/94
                          -------------------------

                                 WESTINGHOUSE
                                 ------------
                        VANGUARD FUND - DE PUERTO RICO
                        ------------------------------
                    MARKET VALUE 12/31/1993       $459,525
                    --------------------------------------

 Party involved                            Purchase or                              Cost of         Current value      Net gain
or security name                          selling price        Expenses              asset             of asset        or (loss)
- ----------------                          -------------        --------             -------            --------        ---------
Vanguard Institutional Index Fund
  SH Ben Int
  Sold on                04/04/1994           42.24               Net              $211,926           $212,061           135
  Purchased on           08/01/1994           43.59               Net                                   46,324

BT Pyramid directed account
  cash fund
  Sold on                07/29/1994          100.00               Net                41,881             41,881
  Sold on                01/05/1994          100.00               Net                26,163             26,163

Vanguard Institutional Index Fund
  SH Ben Int
  Purchased on           01/05/1994           44.27               Net                                   26,163

BT Pyramid directed account
  cash fund
  Purchased on           06/30/1994          100.00               Net                                   24,735

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1993 as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                                                          ADDITIONAL INFORMATION
                                                                     SCHEDULE II
                                                                     -----------
                          WESTINGHOUSE DE PUERTO RICO
                          ---------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------

           ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
           ---------------------------------------------------------
         INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON
         -------------------------------------------------------------
                           FROM 01/01/94 TO 12/31/94
                           -------------------------

                                  WESTINGHOUSE
                                  ------------
                       COMMON STOCK FUND - DE PUERTO RICO
                       ----------------------------------
                     MARKET VALUE 12/31/1993       $337,938
                     --------------------------------------

    Party involved                  Purchase or                                   Cost of             Current value    Net gain
   or security name                selling price            Expenses               asset                 of asset      or (loss)
   ----------------                -------------            --------              -------                --------      ---------
MISCELLANEOUS
- -------------
BT Pyramid directed account
  cash fund
  Sold on           01/11/1994       100.00                    Net                $20,721                $20,721          -

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1993 as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                                Westinghouse de Puerto Rico
                                                Retirement Savings Plan


Dated:  June 28, 1995                           By: /s/ Ivonne Velazquez
                                                    --------------------------
                                                Name: Ivonne Velazquez

                                                Title: Plan Administrator

                                EXHIBIT INDEX

                                                                Sequential
Exhibit No.    Description                                      Page No.

23             Consent of Independent Accountants                19
